UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 12
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2023

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Lawrence J. Verhelst, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2023 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit XXXI:  Underwriting Agreement dated February 4, 2025 in connection with the offering of $3,000,000,000 4.625% Notes due 2035.

Exhibit XXXII:  Form of $3,000,000,000 4.625% Notes due 2035.

Exhibit XXXIII:  Opinion of the European Investment Bank (acting through its Legal Directorate) dated February 12, 2025 in connection with the offering of $3,000,000,000 4.625% Notes due 2035.

Exhibit XXXIV:  Opinion of Cravath, Swaine & Moore LLP dated February 12, 2025 in connection with the offering of $3,000,000,000 4.625% Notes due 2035.

This amendment to the Annual Report on Form 18-K/A (and the exhibits herein) are intended to be incorporated by reference into the registrant’s registration statement under Schedule B (File No. 333-274695), including the related prospectus dated December 21, 2023, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this amendment is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 12th day of February, 2025.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Marco Zimmermann
Marco Zimmermann
Director
Global Head of Treasury and Capital Markets

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Benchmark Funding

EXHIBIT INDEX

Exhibit	Document

XXXI	Underwriting Agreement dated February 4, 2025 in connection with the offering of $3,000,000,000 4.625% Notes due 2035.

XXXII	Form of $3,000,000,000 4.625% Notes due 2035.

XXXIII	Opinion of the European Investment Bank (acting through its Legal Directorate) dated February 12, 2025 in connection with the offering of $3,000,000,000 4.625% Notes due 2035.

XXXIV	Opinion of Cravath, Swaine & Moore LLP dated February 12, 2025 in connection with the offering of $3,000,000,000 4.625% Notes due 2035.